Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms "TotalEnergies", "TotalEnergies company" and "Company" in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial information on pages 1-26 of this exhibit relating to TotalEnergies with respect to the fourth quarter of 2023 and the year ended December 31, 2023 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of December 31, 2023, unaudited statements of income, comprehensive income, cash flow and business segment information for the fourth quarter of 2023 and the year ended December 31, 2023 and unaudited consolidated statements of changes in shareholders’ equity for the year ended December 31, 2023 on pages 28 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on March 24, 2023.

A. KEY FIGURES

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars, except effective tax rate, earnings per share and number of shares	2023	2022	2023 vs 2022
59,237	59,017	68,582	-14%	Sales	237,128	280,999	-16%
5,063	6,676	3,264	+55%	Net income (TotalEnergies share)	21,384	20,526	+4%
(136)	754	(281)	ns	Net income (loss) from equity affiliates	1,845	(1,892)	ns
11,696	13,062	15,997	-27%	Adjusted EBITDA (1)	50,030	71,578	-30%
5,724	6,808	8,238	-31%	Adjusted net operating income (2) from business segments	25,107	38,475	-35%
2,802	3,138	3,528	-21%	Exploration & Production	10,942	17,479	-37%
1,456	1,342	2,408	-40%	Integrated LNG	6,200	11,169	-44%
527	506	481	+10%	Integrated Power	1,853	975	+90%
633	1,399	1,487	-57%	Refining & Chemicals	4,654	7,302	-36%
306	423	334	-8%	Marketing & Services	1,458	1,550	-6%
5,226	6,453	7,561	-31%	Adjusted net income (1) (TotalEnergies share)	23,176	36,197	-36%
2.09	2.73	1.26	-	Fully-diluted earnings per shares ($)	8.67	7.85	-
2,387	2,423	2,522	-5%	Fully-diluted weighted-average shares (millions)	2,434	2,572	-5%
(632)	(4,987)	(3,681)	ns	Cash flow used in investing activities	(16,454)	(15,116)	ns
6,139	4,283	3,935	+56%	Organic investments (1)	18,126	11,852	+53%
(5,404)	808	(133)	ns	Net acquisitions (1)	(1,289)	4,451	ns
735	5,091	3,802	-81%	Net investments (1)	16,837	16,303	+3%
16,150	9,496	5,618	x2.9	Cash flow from operating activities	40,679	47,367	-14%
8,500	9,340	9,135	-7%	Cash flow from operations excluding working capital (CFFO) (1)	35,946	45,729	-21%
8,529	9,551	9,361	-9%	Debt Adjusted Cash Flow (DACF) (1)	36,451	47,025	-22%

(1)	Adjusted EBITDA, adjusted net income, organic investments, net acquisitions, net investments, cash flow from operations excluding working capital (CFFO) and debt adjusted cash flow (DACF) are non-GAAP financial measures. Refer to the Glossary on page 27 for the definitions and further information on Non-GAAP measures (alternative performance measures) and to pages 18 and following for reconciliation tables.
(2)	Detail of adjustment items shown in the business segment information starting on page 36.

Key figures of environment, greenhouse gas emissions (GHG) and production

Environment – liquids and gas price realizations, refining margins

4Q23	3Q23	4Q22	4Q23 vs 4Q22		2023	2022	2023 vs 2022
84.3	86.7	88.8	-5%	Brent ($/b)	82.6	101.3	-18%
2.9	2.7	6.1	-52%	Henry Hub ($/Mbtu)	2.7	6.5	-59%
13.3	10.6	32.3	-59%	NBP ($/Mbtu)(1)	12.6	32.4	-61%
15.2	12.5	30.5	-50%	JKM ($/Mbtu)(2)	13.8	33.8	-59%
80.2	78.9	80.6	-1%	Average price of liquids (3), (4) ($/b) Consolidated subsidiaries	76.2	91.3	-17%
6.17	5.47	12.74	-52%	Average price of gas (3), (5) ($/Mbtu) Consolidated subsidiaries	6.64	13.15	-50%
10.28	9.56	14.83	-31%	Average price of LNG (3), (6) ($/Mbtu) Consolidated subsidiaries and equity affiliates	10.76	15.90	-32%

(1)	NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.
(2)	JKM (Japan-Korea Marker) measures the prices of spot liquid natural gas (LNG) trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.
(3)	Does not include oil, gas and LNG trading activities, respectively.
(4)	Sales in $ / Sales in volume for consolidated affiliates.
(5)	Sales in $ / Sales in volume for consolidated affiliates.
(6)	Sales in $ / Sales in volume for consolidated and equity affiliates.

Greenhouse gas emissions (GHG)(1)

4Q23	3Q23	4Q22	4Q23 vs 4Q22	Scope 1+2 emissions (MtCO2e)	2023	2022	2023 vs 2022
7.9	8.5	10.1	-22%	Scope 1+2 from operated facilities(2)	34.6	39.7	-13%
7.2	7.5	8.3	-13%	of which Oil & Gas	30.3	32.5	-7%
0.7	1.0	1.8	-62%	of which CCGT	4.3	7.2	-40%
11.5	12.1	14.7	-22%	Scope 1+2 – equity share	48.9	56.1	-13%

Estimated quarterly emissions.

(1)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.
(2)	Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2022 annual report on Form 20-F filed on March 24, 2023) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).

Scope 1+2 emissions from operated installations were down 22% year-on-year in the fourth quarter of 2023, due to the continuous decline in flaring emissions on Exploration & Production facilities and the exceptional use of gas-fired power plants in 2022.

4Q23	3Q23	4Q22	4Q23 vs 4Q22	Methane emissions (ktCH4)	2023	2022	2023 vs 2022
9	7	11	-18%	Methane emissions from operated facilities	34	42	-19%
11	9	10	+10%	Methane emissions - equity share	40	47	-15%

Estimated quarterly emissions.

In 2023, methane emissions from operated facilities were down 19% compared to 2022, mainly due to continuous decrease in flaring and of fugitive emissions on Exploration & Production facilities and were down 47% compared to the 2020 reference level.

Scope 3 emissions (MtCO2e)	2023	2022

Scope 3 from Oil, Biofuels and Gas Worldwide(1)	355	389
(1)	TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales to end customers. For TotalEnergies, in 2023, the calculation of Scope 3 GHG emissions for the oil and biofuels value chains considers products sales (higher than production) and for the gas value chain, gas sales either as LNG or as part of direct sales to B2B/B2C (higher than marketable gas production).

Production*

4Q23	3Q23	4Q22	4Q23 vs 4Q22	Hydrocarbon production	2023	2022	2023 vs 2022
2,462	2,476	2,812	-12%	Hydrocarbon production (kboe/d)	2,483	2,765	-10%
1,341	1,399	1,357	-1%	Oil (including bitumen) (kb/d)	1,388	1,307	+6%
1,121	1,077	1,455	-23%	Gas (including condensates and associated NGL) (kboe/d)	1,095	1,458	-25%
2,462	2,476	2,812	-12%	Hydrocarbon production (kboe/d)	2,483	2,765	-10%
1,506	1,561	1,570	-4%	Liquids (kb/d)	1,550	1,519	+2%
5,158	4,921	6,681	-23%	Gas (Mcf/d)	5,028	6,759	-26%
2,462	2,476	2,475	-1%	Hydrocarbon production excluding Novatek (kboe/d)	2,483	2,437	+2%

*       Company production = Exploration & Production production + Integrated LNG production.

Hydrocarbon production was 2,462 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter of 2023, down 1% quarter-over-quarter. Fourth quarter of 2023 benefited from LNG production growth, which partially compensated for the Canadian oil sands assets disposals that were effective this quarter.

Hydrocarbon production was 2,483 thousand barrels of oil equivalent per day (kboe/d) in 2023, up 2% year-on-year (excluding Novatek) and was comprised of:

•	+4% due to start-ups and ramp-ups, including Johan Sverdrup Phase 2 in Norway, Mero 1 in Brazil, Ikike in Nigeria, Block 10 in Oman, and Absheron in Azerbaijan,
•	+1% due to improved security conditions in Nigeria and Libya,
•	+1% due to lower planned maintenance and unplanned shutdowns, including at the Kashagan field in Kazakhstan,
•	-1% portfolio effect, related to the end of the Bongkot operating licenses in Thailand, exit from Termokarstovoye in Russia, disposal of the Canadian oil sands assets and effective withdrawal from Myanmar, partially offset by the entries in the producing fields of SARB Umm Lulu in the United Arab Emirates, of Sépia and Atapu in Brazil, of Ratawi in Iraq, and the increased participation in the Waha concessions in Libya,
•	-3% due to the natural field decline.

B. ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Management presents adjusted financial indicators to assist investors in better understanding, in conjunction with the Company’s financial results presented in accordance with IFRS, the economic performance of the Company. Adjustment items are of three types: inventory valuation effect, effect of changes in fair value, and special items.

The inventory valuation effect: in accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

Effect of changes in fair value: the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

Special items: due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

TotalEnergies measures performance at the segment level on the basis of Adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

The financial information is broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The profitable growth in the LNG and power integrated value chains are two of the key axes of TotalEnergies’ strategy.

In order to give more visibility to these businesses, the Board of Directors has decided that from the first quarter of 2023, Integrated LNG and Integrated Power results, previously grouped in the Integrated Gas, Renewables & Power (iGRP) segment, would be reported separately as two segments.

A new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2023. It is based on the following five business segments:

-	An Exploration-Production segment;

-	An Integrated LNG segment covering LNG production and trading activities as well as biogas, hydrogen and gas trading activities;

-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of Oil Supply, Trading and Marine Shipping;

-	Marketing & Services includes the worldwide supply and marketing of petroleum products and services, low-carbon fuels and new energies for mobility. It contributes to the transition strategy of TotalEnergies and proactively supports its customers towards a more sustainable energy and mobility.

In addition, the Corporate segment includes holdings operating and financial activities.

This new segment reporting has been prepared in accordance with IFRS 8 and according to the same principles as the internal reporting followed by TotalEnergies' Executive Committee.

For the Integrated LNG and Integrated Power segments, the principles for the preparation of this segment information are as follows:

- The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities since 2022 has been fully included in the Integrated LNG segment.

- Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

- Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

Due to the change in the Company's internal organizational structure affecting the composition of the business segments, the segment reporting data for the years 2021 and 2022 has been retrospectively revised.

B.1 Exploration & Production

1.  Production

4Q23	3Q23	4Q22	4Q23 vs	Hydrocarbon production	2023	2022	2023 vs
			4Q22				2022
1,998	2,043	2,309	-13%	EP (kboe/d)	2,034	2,296	-11%
1,448	1,507	1,512	-4%	Liquids (kb/d)	1,492	1,466	+2%
2,946	2,865	4,261	-31%	Gas (Mcf/d)	2,900	4,492	-35%
1,998	2,043	2,030	-2%	EP excluding Novatek (kboe/d)	2,034	2,025	+0.4%

2.  Results

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars, except effective tax rate	2023	2022	2023 vs 2022
2,802	3,138	3,528	-21%	Adjusted net operating income (1)	10,942	17,479	-37%
130	125	316	-59%	including adjusted income from equity affiliates	539	1,335	-60%
47.7%	44.6%	54.4%	-	Effective tax rate (2)	50.0%	50.8%	-
(1,282)	1,978	2,263	ns	Cash flow used in investing activities	7,260	9,839	-26%
3,117	2,557	2,219	+40%	Organic investments	10,232	7,507	+36%
(4,306)	(514)	105	ns	Net acquisitions	(2,706)	2,520	ns
(1,189)	2,043	2,324	ns	Net investments	7,526	10,027	-25%
5,708	4,240	4,035	+41%	Cash flow from operating activities	18,531	27,654	-33%
4,690	5,165	4,988	-6%	Cash flow from operations excluding working capital (CFFO)	19,126	26,080	-27%
(1)	Detail of adjustment items shown in the business segment information starting on page 36.
(2)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

Exploration & Production adjusted net operating income was:

•	$2,802 million in the fourth quarter of 2023, down 11% quarter-to-quarter primarily driven by lower oil prices,

•	$10,942 million in full-year 2023, down 37% year-on-year, mainly due to lower oil and gas prices.

Adjusted net operating income for the Exploration & Production segment excludes special items.

In the fourth quarter of 2023, the exclusion of special items had a positive impact of $709 million on the segment’s adjusted net operating income, compared to a positive impact of $4,087 million in the fourth quarter of 2022.

For the full year 2023, the exclusion of special items had a positive impact of $1,036 million on the segment’s adjusted net operating income, compared to a positive impact of $12,371 million for the full year 2022.

The segment's cash flow from operating activities was:

•	$5,708 million in the fourth quarter of 2023, up 41% compared to $4,035 million in the fourth quarter of 2022,

•	$18,531 million in full-year 2023, down 33% compared to $27,654 million in the full-year 2022.

The segment’s Cash flow from operations excluding working capital (CFFO) was:

•	$4,690 million in the fourth quarter of 2023, down 9% quarter-to-quarter, primarily driven by lower oil prices,

•	$19,126 million in full-year 2023, down 27% year-on-year, mainly due to lower oil and gas prices.

B.2 Integrated LNG

1. Production

4Q23	3Q23	4Q22	4Q23 vs	Hydrocarbon production for LNG	2023	2022	2023 vs
			4Q22				2022
464	433	503	-8%	Integrated LNG (kboe/d)	449	469	-4%
58	54	58	-2%	Liquids (kb/d)	58	53	+10%
2,212	2,056	2,420	-9%	Gas (Mcf/d)	2,128	2,267	-6%
464	433	445	+4%	Integrated LNG excluding Novatek (kboe/d)	449	413	+9%

3Q23	3Q23	4Q22	4Q23 vs	Liquefied Natural Gas in Mt	2023	2022	2023 vs
			4Q22				2022
11.8	10.5	12.7	-7%	Overall LNG sales	44.3	48.1	-8%
4.0	3.7	4.4	-10%	Incl. Sales from equity production*	15.2	17.0	-10%
10.8	9.4	11.4	-6%	Incl. Sales by TotalEnergies from equity production and third party purchases	40.1	42.8	-6%

*       The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG (excluding Novatek) was up 7% quarter-to-quarter, reflecting lower unplanned shutdowns. For full-year 2023, hydrocarbon production for LNG (excluding Novatek) was up 9% compared to 2022 due to increased supply to NLNG in Nigeria and higher availability of Ichthys LNG in Australia and Snøvhit in Norway.

In the fourth quarter of 2023, LNG sales increased 13% quarter-to-quarter, mainly due to higher production and higher spot volumes. For full-year 2023, LNG sales were down 8% compared to 2022, mainly due to lower spot volumes related to lower demand in Europe as a result of a milder winter weather and high inventories.

2. Results

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
1,456	1,342	2,408	-40%	Adjusted net operating income(1)	6,200	11,169	-44%
500	385	1,213	-59%	including adjusted income from equity affiliates	2,103	5,637	-63%
827	566	(9)	ns	Cash flow used in investing activities	3,120	(1,052)	ns
790	495	195	x4.1	Organic investments	2,063	519	x4
48	84	19	x2.5	Net acquisitions	1,096	(47)	ns
838	579	214	x3.9	Net investments	3,159	472	x6.7
2,702	872	134	x20.2	Cash flow from operating activities	8,442	9,604	-12%
1,763	1,648	2,688	-34%	Cash flow from operations excluding working capital (CFFO)	7,293	9,784	-25%
(1)	Detail of adjustment items shown in the business segment information starting on page 36.

Integrated LNG adjusted net operating income was:

•	$1,456 million in the fourth quarter of 2023, up 8% quarter-to-quarter, reflecting the evolution of prices and production volumes,
•	$6,200 million in full-year 2023, down 37% year-on-year (excluding Novatek), mainly due to the exceptional environment in 2022 linked to the energy crisis in Europe resulting from the Russia-Ukraine conflict.

Adjusted net operating income for the iLNG segment excludes special items and the impact of changes in fair value.

In the fourth quarter of 2023, the exclusion of special items and the impact of changes in fair value had a positive impact of $141 million on the segment’s adjusted net operating income, compared to a negative impact of $118 million in the fourth quarter of 2022.

For the full year 2023, the exclusion of special items and the impact of changes in fair value had a positive impact of $798 million on the segment’s adjusted net operating income, compared to a positive impact of $4,580 million for the full year 2022.

The segment’s cash flow from operating activities was:

•	$2,702 million in the fourth quarter of 2023, 20.2 times higher compared to $134 million in the fourth quarter of 2022,

•	$8,442 million in full-year 2023, down 12% compared to $9,604 million in the full-year 2022.

The segment’s Cash flow from operations excluding working capital (CFFO) was:

•	$1,763 million in the fourth quarter of 2023, up 7% quarter-to-quarter, reflecting the evolution of prices and production volumes,
•	$7,293 million in full-year 2023, down 25% year-on-year (excluding Novatek), mainly due to lower LNG prices that were partially offset by high margins captured in 2022 on LNG cargoes delivered in 2023.

B.3 Integrated Power

1. Capacities, productions, clients and sales

4Q23	3Q23	4Q22	4Q23 vs 4Q22	Integrated Power	2023	2022	2023 vs 2022
8.0	8.9	9.4	-16%	Net power production (TWh) (1)	33.4	33.2	+1%
5.5	5.4	3.3	+65%	o/w power production from renewables	18.9	10.4	+82%
2.5	3.5	6.1	-59%	o/w CCGT	14.5	22.8	-36%
17.3	15.9	12.0	+44%	Portfolio of power generation net installed capacity (GW) (2)	17.3	12.0	+44%
13.0	11.6	7.7	+69%	o/w renewables	13.0	7.7	+69%
4.3	4.3	4.3	-	o/w CCGT	4.3	4.3	-
80.1	80.5	69.0	+16%	Portfolio of renewable power generation gross capacity (GW) (2), (3)	80.1	69.0	+16%
22.4	20.2	16.8	+33%	o/w installed capacity	22.4	16.8	+33%
5.9	6.0	6.1	-3%	Clients power – BtB and BtC (Million) (2)	5.9	6.1	-3%
2.8	2.8	2.7	+1%	Clients gas – BtB and BtC (Million) (2)	2.8	2.7	+1%
13.9	11.2	14.6	-5%	Sales power – BtB and BtC (TWh)	52.1	55.3	-6%
30.7	13.8	28.1	+9%	Sales gas – BtB and BtC (TWh)	100.9	96.3	+5%
(1)	Solar, wind, hydroelectric and combined-cycle gas turbine (CCGT) plants.
(2)	End of period data.
(3)	Includes 20% of Adani Green Energy Ltd’s gross capacity effective in the first quarter of 2021, 50% of Clearway Energy Group’s gross capacity effective in the third quarter of 2022 and 49% of Casa dos Ventos’ gross capacity effective in the first quarter of 2023.

Net power production was 8.0 TWh in the fourth quarter of 2023, down 10% quarter-to-quarter due to lower CCGT generation. For the full-year 2023, net power production was 33.4 TWh, up 1% year-on-year as lower generation from flexible capacity, whose utilization rate was exceptional in 2022 due to the energy crisis in Europe, was more than compensated by growing electricity generation from renewables that is related to the integration of 100% of Total Eren and contribution from Clearway in the US and Casa dos Ventos in Brazil.

Gross installed renewable power generation capacity reached more than 22 GW at the end of the fourth quarter of 2023, up by more than 2 GW quarter-to-quarter, including 1.3 GW installed in the US (Clearway, Danish) and 0.5 GW from the creation of a new 50/50 joint venture with AGEL in India. In 2023, gross installed renewable capacity grew by nearly 6 GW.

2.  Results

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
527	506	481	+10%	Adjusted net operating income(1)	1,853	975	+90%
21	37	88	-76%	including adjusted income from equity affiliates	137	201	-32%
1,209	1,884	454	x2.7	Cash flow used in investing activities	4,836	4,100	+18%
674	578	455	+48%	Organic investments	2,582	1,385	+86%
532	1,354	(230)	ns	Net acquisitions	2,363	2,136	+11%
1,206	1,932	225	x5.4	Net investments	4,945	3,521	+40%
638	1,936	861	-26%	Cash flow from operating activities	3,573	66	x54.1
705	516	439	+61%	Cash flow from operations excluding working capital (CFFO)	2,152	970	x2.2
(1)	Detail of adjustment items shown in the business segment information starting on page 36.

Integrated Power adjusted net operating income was:

•	$527 million in the fourth quarter of 2023, up 10% year-on-year and up 4% quarter-to-quarter due to performance of its integrated electricity portfolio,

•	$1,853 million in 2023, up 90% year-on-year, demonstrating the performance of its integrated business model along the power value chain: renewables, CCGT, trading, and B2B & B2C marketing.

Adjusted net operating income for the Integrated Power segment excludes special items and the impact of changes in fair value.

In the fourth quarter of 2023, the exclusion of special items and the impact of changes in fair value had a negative impact of $42 million on the segment’s adjusted net operating income, compared to a negative impact of $1,482 million in the fourth quarter of 2022.

For the full year 2023, the exclusion of special items and the impact of changes in fair value had a positive impact of $173 million on the segment’s adjusted net operating income, compared to a negative impact of $2,070 million for the full year 2022.

The segment's cash flow from operating activities was:

•	$638 million in the fourth quarter of 2023, down 26% compared to $861 million in the fourth quarter of 2022.

•	$3,573 million in the full-year 2023, 54.1 times higher compared to $66 million in the full-year 2022.

The segment’s Cash flow from operations excluding working capital (CFFO) was:

•	$705 million in the fourth quarter of 2023, up 61% year-on-year and 37% quarter-to-quarter, as the fourth quarter of 2023 further benefited from dividend distributions from equity affiliates,

•	$2,152 million in 2023, more than twice 2022 CFFO, with all the segments of the value chain contributing to growth.

B.4 Downstream (Refining & Chemicals and Marketing & Services)

1. Results

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
939	1,822	1,821	-48%	Adjusted net operating income(1)	6,112	8,852	-31%
(177)	531	928	ns	Cash flow used in investing activities	1,094	2,141	-49%
1,504	625	1,023	+47%	Organic investments	3,105	2,354	+32%
(1,679)	(115)	(28)	ns	Net acquisitions	(2,042)	(159)	ns
(175)	510	995	ns	Net investments	1,063	2,195	-52%
6,584	2,266	939	x7	Cash flow from operating activities	9,914	11,787	-16%
1,692	2,205	1,681	+1%	Cash flow from operations excluding working capital (CFFO)	8,171	10,069	-19%
(1)	Detail of adjustment items shown in the business segment information starting on page 36.

B.5 Refining & Chemicals

1. Refinery and petrochemicals throughput and utilization rates

4Q23	3Q23	4Q22	4Q23 vs 4Q22	Refinery throughput and utilization rate*	2023	2022	2023 vs 2022
1,381	1,489	1,389	-1%	Total refinery throughput (kb/d)	1,436	1,472	-2%
444	489	312	+42%	France	414	348	+19%
582	589	580	-	Rest of Europe	592	623	-5%
355	410	497	-29%	Rest of world	431	501	-14%
79%	84%	77%	-	Utilization rate based on crude only**	81%	82%	-
*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

4Q23	3Q23	4Q22	4Q23 vs 4Q22	Petrochemicals production and utilization rate	2023	2022	2023 vs 2022
1,114	1,330	1,095	+2%	Monomers* (kt)	4,896	5,005	-2%
985	1,070	917	+7%	Polymers (kt)	4,130	4,549	-9%
60%	75%	66%	-	Steam cracker utilization rate**	69%	76%	-
*	Olefins.
**	Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refining throughput was:

•	down 7% quarter-on-quarter mainly due to turnarounds at Satorp and Antwerp and the gradual restart of the Port Arthur refinery,
•	down 2% year-on-year in 2023 mainly due to a slightly lower refinery utilization rate reflecting the major turnaround schedule of the year.

Petrochemicals production was:

•	down 16% quarter-on-quarter for monomers and 8% for polymers due to weak demand for chemicals mainly in Europe impacting steam cracker utilization rate,
•	down 2% year-on-year in 2023 for monomers and 9% for polymers for the same reasons, with monomers partially compensated by the ramp up of ethane cracker unit in Port Arthur in the US.

2. Results

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
633	1,399	1,487	-57%	Adjusted net operating income(1)	4,654	7,302	-36%
989	310	463	x2.1	Cash flow used in investing activities	1,953	1,177	+66%
1,002	386	585	+71%	Organic investments	2,040	1,319	+55%
(11)	(97)	(5)	ns	Net acquisitions	(118)	(38)	ns
991	289	580	+71%	Net investments	1,922	1,281	+50%
4,825	2,060	232	x20.8	Cash flow from operating activities	7,957	8,663	-8%
1,173	1,618	1,144	+3%	Cash flow from operations excluding working capital (CFFO)	5,853	7,704	-24%
(1)	Detail of adjustment items shown in the business segment information starting on page 36.

Refining & Chemicals adjusted net operating income was:

•	$633 million in the fourth quarter of 2023, down 55% sequentially, due to lower refining margins, turnarounds at Satorp in Saudi Arabia, the Port Arthur refinery in the US and at the Antwerp refinery in Belgium and weak petrochemical demand, particularly in Europe,
•	$4,654 million in the full-year 2023, down 36% year-on-year, due to the decrease in refining margins and refining throughput.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items.

In the fourth quarter of 2023, the exclusion of the inventory valuation effect had a positive impact of $393 million on the segment’s adjusted net operating income, compared to a positive impact of $585 million in the fourth quarter of 2022.

In the fourth quarter of 2023, the exclusion of special items had a positive impact of $132 million on the segment’s adjusted net operating income, compared to a positive impact of 958 million in the fourth quarter of 2022.

For the full year 2023, the exclusion of the inventory valuation effect had a positive impact of $586 million on the segment’s adjusted net operating income, compared to a negative impact of $337 million for the full year 2022.

For the full year 2023, the exclusion of special items had a positive impact of $689 million on the segment’s adjusted net operating income, compared to a positive impact of $990 million for the full year 2022.

The segment’s cash flow from operating activities was:

•	$4,825 million in the fourth quarter of 2023, 20.8 times higher compared to $232 million in the fourth quarter of 2022,

•	$7,957 million in the full-year 2023, down 8% compared to $8,663 million in the full-year 2022.

The segment’s Cash flow from operations excluding working capital (CFFO) was:

•	$1,173 million in the fourth quarter of 2023, down 28% sequentially due to lower refining margins, turnarounds at Satorp in Saudi Arabia, the Port Arthur refinery in the US and at the Antwerp refinery in Belgium and weak petrochemical demand, particularly in Europe, although partially offset by dividends received from equity affiliates during the fourth quarter of 2023,

•	$5,853 million in the full-year 2023, down 24% year-on-year for the same reasons.

B.6 Marketing & Services

1. Petroleum product sales

4Q23	3Q23	4Q22	4Q23 vs 4Q22	Sales in kb/d*	2023	2022	2023 vs 2022
1,341	1,399	1,450	-7%	Total Marketing & Services sales	1,375	1,468	-6%
755	792	816	-8%	Europe	776	824	-6%
587	608	634	-7%	Rest of world	599	644	-7%
*	Excludes trading and bulk refining sales.

Sales of petroleum products were down year-on-year by 7% in the fourth quarter of 2023 and by 6% in the full-year 2023 due to the lower industrial and commercial demand mainly in Europe and the disposal of 50% of the fuel distribution business in Egypt, which were partially offset by recovery in the aviation business.

2. Results

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
306	423	334	-8%	Adjusted net operating income (1)	1,458	1,550	-6%
(1,166)	221	465	ns	Cash flow used in investing activities	(859)	964	ns
502	239	438	+15%	Organic investments	1,065	1,035	+3%
(1,668)	(18)	(23)	ns	Net acquisitions	(1,924)	(121)	ns
(1,166)	221	415	ns	Net investments	(859)	914	ns
1,759	206	707	x2.5	Cash flow from operating activities	1,957	3,124	-37%
519	587	537	-3%	Cash flow from operations excluding working capital (CFFO)	2,318	2,365	-2%
(1)	Detail of adjustment items shown in the business segment information starting on page 36.

Marketing & Services adjusted net operating income was:

•	$306 million in the fourth quarter of 2023, down 8% year-on-year, due to lower sales,

•	$1,458 million in the full-year 2023, down 6% year-on-year, for the same reason.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items.

In the fourth quarter of 2023, the exclusion of the inventory valuation effect had a positive impact of $156 million on the segment’s adjusted net operating income, compared to a positive impact of $137 million in the fourth quarter of 2022.

In the fourth quarter of 2023, the exclusion of special items had a negative impact of $1,251 million on the segment’s adjusted net operating income, compared to a positive impact of $106 million the fourth quarter of 2022.

For the full year 2023, the exclusion of the inventory valuation effect had a positive impact of $108 million on the segment’s adjusted net operating income, compared to a negative impact of $194 million in the fourth quarter of 2022.

For the full year 2023, the exclusion of special items had a negative impact of $1,408 million on the segment’s adjusted net operating income, compared to a positive impact of $188 million for the full year 2022.

The segment’s cash flow from operating activities was:

•	$1,759 million in the fourth quarter of 2023, 2.5 times higher compared to $707 million in the fourth quarter of 2022,

•	$1,957 million in the full-year 2023, down 37% compared to $3,124 million in the full-year 2022.

The segment’s Cash flow from operations excluding working capital (CFFO) was:

•	$519 million in the fourth quarter of 2023, down 3% compared to $537 million in the fourth quarter of 2022,

•	$2,318 million in the full-year 2023, down 2% compared to $2,365 million in the full-year 2022.

C. TOTALENERGIES RESULTS

1. Net income (TotalEnergies share)

Net income (TotalEnergies share) was:

•	$5,063 million in the fourth quarter of 2023, an increase of 55% compared to $3,264 million in the fourth quarter of 2022,

•	$21,384 million in the full-year 2023, an increase of 4% compared to $20,526 million in the full-year 2022.

Adjusted net income (TotalEnergies share) was $5,226 million in the fourth quarter of 2023 compared to $6,453 million in the third quarter 2023, mainly due to lower oil prices and refining margins.

Adjustments to net income were:

($163) million in the fourth quarter of 2023, consisting mainly of:

•	$1.8 billion gain on asset sales, including the sale of our retail network in Germany and of our Canadian assets,

•	($1.0) billion related to asset impairments, primarily related to mature upstream assets in Congo and timing effect of taxes at Al Shaheen in Qatar,

•	($0.3) billion in inventory effects and effects of changes in fair value,

•	($0.6) billion in other adjustments, primarily related to the devaluation of the Argentine peso and the CCGT Infra-Marginal Income Contribution in France.

($1,792) million in the full-year 2023, consisting mainly of:

•	$2.0 billion gain on asset sales, including the sale of our retail network in Germany and of our Canadian assets,

•	($2.2) billion related to asset impairments, primarily related to upstream assets in Kenya and upstream mature assets in Congo, as well as Al Shaheen in Qatar for timing effect of taxes, the Yunlin offshore wind project in Taiwan, divestment projects of Naphtachimie to INEOS and the Natref refinery in South Africa, as well as client portfolios related to goodwill from gas & power marketing activities in Belgium, Spain, and France,

•	($0.7) billion in inventory effects and effects of changes in fair value,

•	($0.9) billion in other adjustments, notably the revaluation of Total Eren’s previously held equity interest, the devaluation of the Argentine peso, the CCGT Infra-Marginal Income Contribution in France and the exceptional European solidarity contribution.

2.  Fully-diluted shares and share buybacks

As of December 31, 2023, the number of diluted shares was 2,373 million.

As part of its shareholder return policy, TotalEnergies repurchased:

•	43.7 million shares for cancellation in the fourth quarter of 2023 for $2.9 billion,

•	142.6 million shares for cancellation in 2023 for $9.0 billion.

3.  Acquisitions - asset sales

Acquisitions were:

•	$698 million in the fourth quarter of 2023, primarily related to Integrated Power, including the creation of a new joint venture with AGEL in India and the acquisition of 50% of Rönesans Enerji in Turkey,
•	$6,428 million in 2023, mainly related to the above items, as well as the acquisition of the remaining 70.4% of Total Eren, a 20% interest in the SARB and Umm Lulu concession in the United Arab Emirates, the acquisition of a 6.25% stake in the NFE LNG project and 9.375% in NFS LNG project in Qatar, and a 34% stake in a joint venture with Casa dos Ventos in Brazil.

Divestments were:

•	$6,102 million in the fourth quarter of 2023, primarily due to the sale of our Canadian assets to ConocoPhillips and Suncor and the sale of our retail network in Germany to Alimentation Couche-Tard,

•	$7,717 million in 2023, due to the above items as well as the sale of a 40% interest in Block 20 in Angola and a partial farm down in an offshore wind project off the coast of New York and New Jersey in the US.

4. Cash flow

TotalEnergies’ cash flow from operating activities was:

•	$16,150 million in the fourth quarter of 2023, 2.9 times higher compared to $5,618 million in the fourth quarter of 2022,

•	$40,679 million in the full-year 2023, a decrease of 14% compared to $47,367 million in the full year 2022.

TotalEnergies’ cash flow from operations excluding working capital (CFFO) was:

•	$8,500 million in the fourth quarter of 2023, a decrease of 7% compared to $9,135 million in the fourth quarter of 2022,

•	$35,946 million in the full-year 2023, a decrease of 21% compared to $45,729 million in the full year 2022.

For the full-year 2023 TotalEnergies’ cash flow from operating activities was $40,679 million and the CFFO was $35,946 million, which reflects positive variation from a working capital release of $4.8 billion, of which around $2 billion is related to exceptional fiscal debt variations that are mainly due to the change of the gas and power price cap compensation system in France and the disposal of our German retail network to Alimentation Couche Tard.

The change in working capital, as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates, was:

•	a decrease of $7,650 million in the fourth quarter of 2023, compared to an increase of $3,517 million in the fourth quarter of 2022;

•	a decrease of $4,733 million for the full year 2023, compared to a decrease of $1,638 million for the full year 2022;

The change in working capital was:

•	a decrease of $8,308 million in the fourth quarter in accordance with IFRS. The difference of $658 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $724 million, (ii) less the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $69 million, (iii) less the capital gains from the renewables project sale of $0 million and (iv) plus the organic loan repayments from equity affiliates of $3 million.

•	a decrease of $6,091 million for the full year 2023 in accordance with IFRS. The difference of $1,358 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $714 million, (ii) plus the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $565 million, (iii) plus the capital gains from the renewables project sale of $81 million and (iv) less the organic loan repayments from equity affiliates of $2 million.

TotalEnergies’ net cash flow1 was:

•	$7,765 million in the fourth quarter of 2023 compared to $4,249 million in the third quarter 2023, reflecting the $840 million decrease in CFFO that was more than offset by the $4,356 million decrease in net investments to $735 million in the fourth quarter of 2023,

•	$19,109 million in 2023 compared to $29,426 million in 2022, reflecting the $9,783 million decrease in CFFO and the $534 million increase in net investments to $16,837 million in 2023.

D. PROFITABILITY

Return on equity was 20.4% for the twelve months ended December 31, 2023.

In millions of dollars	January 1, 2023 December 31, 2023	October 1, 2022 September 30, 2023	January 1, 2022 December 31, 2022
Adjusted net income	23,450	25,938	36,657
Average adjusted shareholders’ equity	115,006	116,529	112,831
Return on equity (ROE)	20.4%	22.3%	32.5%

Return on average capital employed (ROACE)2 was 18.9% for the twelve months ended December 31, 2023.

In millions of dollars	January 1, 2023 December 31, 2023	October 1, 2022 September 30, 2023	January 1, 2022 December 31, 2022
Adjusted net operating income	24,684	27,351	38,212
Average capital employed	130,517	135,757	135,312
ROACE	18.9%	20.1%	28.2%

E.    Annual 2023 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.3 B$	+/- 2.8 B$
European gas price – NBP / TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2024. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In a 80 $/b Brent environment.

F.    SUMMARY AND OUTLOOK

At the start of 2024, Brent prices are navigating around 80 $/b in an uncertain economic environment. Oil markets are facing geopolitical tensions in the Middle East on one hand and non-OPEC production growth balanced by OPEC+ policy on the other hand. According to the IEA, global oil demand is anticipated to grow 1.2 Mb/d in 2024, which is in line with the average annual demand growth rate during 2000-2023 of 1.2%/yr.

1 Net cash flow is a non-GAAP financial measure. Refer to the Glossary on page 27 for the definitions and further information on Non-GAAP measures (alternative performance measures) and to pages 17 and following for reconciliation tables.

2 ROACE is a non-GAAP financial measure. Refer to the Glossary on page 27 for the definitions and further information on Non-GAAP measures (alternative performance measures).

LNG markets should remain in tension due to very limited LNG capacity additions expected in 2024 (2%) and growing demand thanks to lower LNG prices. TotalEnergies expects LNG sales above 40 Mt over the year. Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should be stable around $10/Mbtu in the first quarter 2024.

First quarter 2024 expected hydrocarbon production should be above 2.4 Mboe/d due to the start-up of Mero 2 in Brazil and the disposals of Canadian upstream assets, effective during fourth quarter 2023. For 2024, TotalEnergies anticipates hydrocarbon production will grow 2% compared to 2023 excluding Canada. Production will benefit from several additional project start-ups, including Tyra in Denmark and Anchor in the US.

Full-year refining utilization rate is expected to increase to above 85% in 2024 with no major turnarounds planned.

Confident in the strong fundamentals of the Company, which celebrates its 100 year anniversary in 2024, the Board of Directors confirmed a shareholder return policy for 2024, which will combine an increase in interim dividends of 6.8% to €0.79/share and $2 billion of share buybacks in the first quarter of 2024, in line with the following cash flow allocation priorities:

•	a sustainable ordinary dividend through cycles, that was not cut during the Covid crisis, and whose increase is supported by underlying cash flow growth,
•	investments to support of a strategy balanced between the various energies,
•	maintaining a strong balance sheet,
•	buybacks to share surplus cash flow generated at high prices.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2022.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + Integrated LNG)

4Q23	3Q23	4Q22	4Q23 vs 4Q22	Combined liquids and gas production by region (kboe/d)	2023	2022	2023 vs 2022
592	550	918	-35%	Europe	565	918	-38%
451	459	477	-5%	Africa	471	474	-1%
788	781	703	+12%	Middle East and North Africa	764	687	+11%
376	445	442	-15%	Americas	426	425	-
256	241	272	-6%	Asia-Pacific	257	262	-2%
2,462	2,476	2,812	-12%	Total production	2,483	2,765	-10%
331	327	670	-51%	includes equity affiliates	335	682	-51%

4Q23	3Q23	4Q22	4Q23 vs 4Q22	Liquids production by region (kb/d)	2023	2022	2023 vs 2022
236	229	282	-16%	Europe	232	280	-17%
328	335	358	-8%	Africa	348	358	-3%
629	627	565	+11%	Middle East and North Africa	612	552	+11%
207	268	259	-20%	Americas	251	238	+6%
106	102	106	-1%	Asia-Pacific	107	91	+18%
1,506	1,561	1,570	-4%	Total production	1,550	1,519	+2%
141	156	199	-29%	includes equity affiliates	150	203	-26%

4Q23	3Q23	4Q22	4Q23 vs 4Q22	Gas production by region (Mcf/d)	2023	2022	2023 vs 2022
1,921	1,733	3,412	-44%	Europe	1,801	3,426	-47%
612	619	592	+3%	Africa	614	584	+5%
881	844	745	+18%	Middle East and North Africa	833	739	+13%
941	989	1,030	-9%	Americas	975	1,049	-7%
803	736	902	-11%	Asia-Pacific	805	961	-16%
5,158	4,921	6,681	-23%	Total production	5,028	6,759	-26%
1,027	933	2,535	-60%	includes equity affiliates	1,004	2,581	-61%

Downstream (Refining & Chemicals and Marketing & Services)

4Q23	3Q23	4Q22	4Q23 vs 4Q22	Petroleum product sales by region (kb/d)	2023	2022	2023 vs 2022
1,789	1,838	1,665	+7%	Europe	1,734	1,732	-
610	621	743	-18%	Africa	624	732	-15%
1,055	946	740	+43%	Americas	942	836	+13%
697	624	558	+25%	Rest of world	652	591	+10%
4,151	4,029	3,706	+12%	Total consolidated sales	3,953	3,891	+2%
402	407	388	+4%	Includes bulk sales	405	411	-1%
2,408	2,222	1,868	+29%	Includes trading	2,173	2,012	+8%

4Q23	3Q23	4Q22	4Q23 vs 4Q22	Petrochemicals production* (kt)	2023	2022	2023 vs 2022
845	1 018	835	+1%	Europe	3,936	4,196	-6%
528	611	477	+11%	Americas	2,366	2,387	-1%
725	771	700	+4%	Middle East and Asia	2,724	2,971	-8%
*	Olefins, polymers.

INTEGRATED POWER

Net power production

		4Q23						3Q23
Net power production (TWh)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0,1	0,3	-	1,6	0,0	2,0	0,2	0,1	-	2,0	0,0	2,3
Rest of Europe	0,0	0,5	0,6	0,6	0,1	1,8	0,1	0,4	0,1	1,1	0,0	1,7
Africa	0,0	0,0	-	-	-	0,0	0,0	0,0	-	-	-	0,0
Middle East	0,2	-	-	0,3	-	0,4	0,2	-	-	0,5	-	0,7
North America	0,4	0,5	-	-	-	0,9	0,6	0,4	-	-	-	1,1
South America	0,1	0,9	-	-	-	1,0	0,1	0,9	-	-	-	1,0
India	1,3	0,2	-	-	-	1,5	1,4	0,4	-	-	-	1,7
Asia-Pacific	0,3	0,0	0,1	-	-	0,4	0,4	0,0	0,0	-	-	0,4
Total	2,4	2,3	0,7	2,5	0,1	8,0	3,0	2,2	0,2	3,5	0,0	8,9

Installed power generation net capacity

		4Q23						3Q23
Installed power generation net capacity (GW) (1)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0,5	0,3	-	2,6	0,1	3,6	0,5	0,3	-	2,6	0,1	3,5
Rest of Europe	0,2	0,9	0,6	1,4	0,1	3,2	0,2	0,9	0,6	1,4	0,0	3,1
Africa	0,1	0,0	-	-	0,0	0,1	0,1	0,0	-	-	0,0	0,1
Middle East	0,4	-	-	0,3	-	0,7	0,4	-	-	0,3	-	0,7
North America	2,0	0,8	-	-	0,2	3,0	1,5	0,8	-	-	0,0	2,3
South America	0,4	0,8	-	-	-	1,2	0,5	0,7	-	-	-	1,2
India	3,8	0,5	-	-	-	4,3	3,5	0,4	-	-	-	3,9
Asia-Pacific	1,0	0,0	0,1	-	0,0	1,1	1,0	0,0	0,1	-	0,0	1,0
Total	8,5	3,4	0,7	4,3	0,5	17,3	7,6	3,2	0,6	4,3	0,2	15,9

Power generation gross capacity from renewables

	4Q23					3Q23
Installed power generation gross capacity from renewables (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0,9	0,6	-	0,1	1,6	0,8	0,6	-	0,1	1,6
Rest of Europe	0,2	1,1	1,1	0,2	2,6	0,2	1,1	1,1	0,0	2,4
Africa	0,1	0,0	-	0,0	0,2	0,1	0,0	-	0,0	0,2
Middle East	1,2	-	-	-	1,2	1,2	-	-	-	1,2
North America	4,9	2,1	-	0,5	7,5	3,9	2,1	-	0,1	6,2
South America	0,4	1,2	-	-	1,6	0,4	1,2	-	-	1,6
India	5,4	0,5	-	-	5,9	5,1	0,4	-	-	5,5
Asia-Pacific	1,5	0,0	0,3	0,0	1,8	1,4	0,0	0,2	0,0	1,6
Total	14,6	5,5	1,4	0,8	22,4	13,1	5,5	1,3	0,3	20,2

	4Q23					3Q23
Power generation gross capacity from renewables in construction (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0,2	0,0	0,0	0,0	0,2	0,2	0,0	0,0	0,0	0,3
Rest of Europe	0,4	0,0	-	0,1	0,5	0,4	0,0	-	0,0	0,5
Africa	0,0	-	-	0,0	0,0	0,0	-	-	0,0	0,0
Middle East	0,1	-	-	-	0,1	0,1	-	-	-	0,1
North America	1,4	0,1	-	0,2	1,7	2,3	0,1	-	0,5	3,0
South America	0,0	0,4	-	0,0	0,4	0,1	0,1	-	-	0,2
India	0,6	-	-	-	0,6	0,4	0,1	-	-	0,4
Asia-Pacific	0,0	0,0	0,4	-	0,4	0,1	0,0	0,5	-	0,6
Total	2,8	0,6	0,4	0,3	4,1	3,8	0,3	0,5	0,6	5,2

	4Q23					3Q23
Power generation gross capacity from renewables in development (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0,7	0,4	-	0,0	1,2	0,9	0,5	-	0,0	1,4
Rest of Europe	4,6	0,3	7,4	0,1	12,4	4,6	0,5	7,4	0,1	12,6
Africa	1,1	0,3	-	0,3	1,7	1,2	0,3	-	0,0	1,5
Middle East	1,5	0,7	-	-	2,2	1,7	0,7	-	-	2,4
North America	8,2	3,4	4,1	5,4	21,1	8,3	3,3	4,1	5,2	20,9
South America	1,4	0,8	-	0,4	2,6	1,4	1,3	-	0,4	3,0
India	4,7	0,2	-	-	4,9	4,0	0,1	-	-	4,1
Asia-Pacific	2,9	0,4	2,9	1,3	7,5	3,4	1,3	2,9	1,6	9,2
Total	25,3	6,5	14,4	7,5	53,7	25,6	7,9	14,4	7,2	55,2
(1)	End-of-period data.
(2)	Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and, from 1Q23, 49% of Casa dos Ventos.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

4Q23	3Q23	4Q22	In millions of dollars	2023	2022
5,063	6,676	3,264	Net income (TotalEnergies share)	21,384	20,526
180	(749)	(5,585)	Special items affecting net income (TotalEnergies share)	(1,105)	(17,310)
1,844	-	-	Gain (loss) on asset sales	2,047	1,391
(51)	-	(14)	Restructuring charges	(56)	(42)
(1,023)	(614)	(3,845)	Impairments	(2,166)	(15,743)
(590)	(135)	(1,726)	Other*	(930)	(2,916)
(535)	607	(705)	After-tax inventory effect : FIFO vs. replacement cost	(699)	501
192	365	1,993	Effect of changes in fair value	12	1,138
(163)	223	(4,297)	Total adjustments affecting net income	(1,792)	(15,671)
5,226	6,453	7,561	Adjusted net income (TotalEnergies share)	23,176	36,197
*	Other adjustment items for net income in the fourth quarter amounted to ($590) million mainly due to the impact of the European solidarity contribution and of the Electricity Generation Infra-Marginal Income Contribution in France and of the devaluation of the Argentine peso. Other adjustment items for net income for the year amounted to ($930) million including $388 million of revaluation of Total Eren’s previously held equity interest and ($1,318) million mainly due to the impact of the European solidarity contribution and of the Electricity Generation Infra-Marginal Income Contribution in France and of the devaluation of the Argentine peso.

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
5,063	6,676	3,264	+55%	Net income - TotalEnergies share	21,384	20,526	+4%
163	(223)	4,297	-96%	Less: adjustment items to net income (TotalEnergies share)	1,792	15,671	-89%
5,226	6,453	7,561	-31%	Adjusted net income - TotalEnergies share	23,176	36,197	-36%
				Adjusted items
57	82	210	-73%	Add: non-controlling interests	274	460	-40%
3,004	3,130	4,530	-34%	Add: income taxes	12,939	20,565	-37%
3,060	2,967	3,204	-4%	Add: depreciation, depletion and impairment of tangible assets and mineral interests	12,012	12,316	-2%
115	88	111	+4%	Add: amortization and impairment of intangible assets	394	400	-2%
660	726	719	-8%	Add: financial interest on debt	2,820	2,386	+18%
(426)	(384)	(338)	ns	Less: financial income and expense from cash & cash equivalents	(1,585)	(746)	ns
11,696	13,062	15,997	-27%	Adjusted EBITDA	50,030	71,578	-30%

RECONCILIATION OF REVENUES FROM SALES TO ADJUSTED EBITDA AND NET INCOME (TOTALENERGIES SHARE)

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
				Adjusted items
54,765	54,413	63,884	-14%	Revenues from sales	218,945	263,206	-17%
(36,651)	(34,738)	(42,755)	ns	Purchases, net of inventory variation	(142,247)	(171,049)	ns
(6,956)	(7,346)	(7,027)	ns	Other operating expenses	(29,808)	(28,745)	ns
(174)	(245)	(250)	ns	Exploration costs	(575)	(574)	ns
169	142	636	-73%	Other income	504	1,349	-63%
(150)	64	(480)	ns	Other expense, excluding amortization and impairment of intangible assets	(288)	(1,142)	ns
276	296	266	+4%	Other financial income	1,221	812	+50%
(180)	(186)	(150)	ns	Other financial expense	(722)	(533)	ns
597	662	1,873	-68%	Net income (loss) from equity affiliates	3,000	8,254	-64%
11,696	13,062	15,997	-27%	Adjusted EBITDA	50,030	71,578	-30%
				Adjusted items
(3,060)	(2,967)	(3,204)	ns	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(12,012)	(12,316)	ns
(115)	(88)	(111)	ns	Less: amortization of intangible assets	(394)	(400)	ns
(660)	(726)	(719)	ns	Less: financial interest on debt	(2,820)	(2,386)	ns
426	384	338	+26%	Add: financial income and expense from cash & cash equivalents	1,585	746	x2.1
(3,004)	(3,130)	(4,530)	ns	Less: income taxes	(12,939)	(20,565)	ns
(57)	(82)	(210)	ns	Less: non-controlling interests	(274)	(460)	ns
(163)	223	(4,297)	ns	Add: adjustment - TotalEnergies share	(1,792)	(15,671)	ns
5,063	6,676	3,264	+55%	Net income - TotalEnergies share	21,384	20,526	+4%

INVESTMENTS – DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO NET ACQUISITION AND TO ORGANIC INVESTMENTS: (TOTALENERGIES SHARE)

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
632	4,987	3,681	-83%	Cash flow used in investing activities (a)	16,454	15,116	+9%
-	-	(50)	ns	Other transactions with non-controlling interests (b)	-	(50)	ns
3	(17)	335	-99%	Organic loan repayment from equity affiliates (c)	(2)	1,630	ns
(3)	43	(233)	ns	Change in debt from renewable projects financing (d) *	78	(589)	ns
71	64	61	+16%	Capex linked to capitalized leasing contracts (e)	259	177	+46%
32	14	8	x4	Expenditures related to carbon credits (f)	48	19	x2.5
735	5,091	3,802	-81%	Net investments (a + b + c + d + e + f = g - i + h)	16,837	16,303	+3%
(5,404)	808	(133)	ns	of which net acquisitions (g-i)	(1,289)	4,451	ns
698	1,992	292	x2.4	Acquisitions (g)	6,428	5,872	+9%
6,102	1,184	425	x14.4	Asset sales (i)	7,717	1,421	x5.4
-	(43)	109	ns	Change in debt from renewable projects (partner share)	(81)	279	ns
6,139	4,283	3,935	+56%	of which organic investments (h)	18,126	11,852	+53%
214	346	287	-25%	Capitalized exploration	1,094	669	+64%
683	422	210	x3.3	Increase in non-current loans	1,845	954	+93%
(91)	(120)	(259)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(524)	(1,082)	ns
(3)	-	(124)	ns	Change in debt from renewable projects (TotalEnergies share)	(3)	(310)	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO NET ACQUISITION AND TO ORGANIC INVESTMENTS: EXPLORATION & PRODUCTION

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
(1,282)	1,978	2,263	ns	Cash flow used in investing activities (a)	7,260	9,839	-26%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	22	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
61	51	53	+15%	Capex linked to capitalized leasing contracts (e)	218	147	+48%
32	14	8	x4	Expenditures related to carbon credits (f)	48	19	x2.5
(1,189)	2,043	2,324	ns	Net investments (a + b + c + d + e + f = g - i + h)	7,526	10,027	-25%
(4,306)	(514)	105	ns	of which net acquisitions (g-i)	(2,706)	2,520	ns
39	156	241	-84%	Acquisitions (g)	2,320	3,134	-26%
4,345	670	136	x32	Asset sales (i)	5,026	614	x8.2
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
3,117	2,557	2,219	+40%	of which organic investments (h)	10,232	7,507	+36%
208	343	287	-27%	Capitalized exploration	1,081	669	+62%
61	32	20	x3	Increase in non-current loans	154	78	+97%
(17)	(29)	(79)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(92)	(171)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO NET ACQUISITION AND TO ORGANIC INVESTMENTS: INTEGRATED LNG

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
827	566	(9)	ns	Cash flow used in investing activities (a)	3,120	(1,052)	ns
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	1	217	ns	Organic loan repayment from equity affiliates (c)	2	1,499	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
11	12	6	+83%	Capex linked to capitalized leasing contracts (e)	37	25	+48%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
838	579	214	x3.9	Net investments (a + b + c + d + e + f = g - i + h)	3,159	472	x6.7
48	84	19	x2.5	of which net acquisitions (g-i)	1,096	(47)	ns
56	204	23	x2.4	Acquisitions (g)	1,253	27	x46.4
8	120	4	x2.0	Asset sales (i)	157	74	x2.1
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
790	495	195	x4	of which organic investments (h)	2,063	519	x4
6	3	-	ns	Capitalized exploration	13	-	ns
179	153	64	x2.8	Increase in non-current loans	570	328	+74%
(20)	(47)	(98)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(131)	(690)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO NET ACQUISITION AND TO ORGANIC INVESTMENTS: INTEGRATED POWER

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
1,209	1,884	454	x2.7	Cash flow used in investing activities (a)	4,836	4,100	+18%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
1	4	2	-50%	Organic loan repayment from equity affiliates (c)	27	5	x5.4
(3)	43	(233)	ns	Change in debt from renewable projects financing (d) *	78	(589)	ns
(1)	1	2	ns	Capex linked to capitalized leasing contracts (e)	4	5	-20%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
1,206	1,932	225	x5.4	Net investments (a + b + c + d + e + f = g - i + h)	4,945	3,521	+40%
532	1,354	(230)	ns	of which net acquisitions (g-i)	2,363	2,136	+11%
535	1,622	14	x38.2	Acquisitions (g)	2,739	2,661	+3%
3	268	244	-99%	Asset sales (i)	376	525	-28%
-	(43)	109	-100%	Change in debt from renewable projects (partner share)	(81)	279	ns
674	578	455	+48%	of which organic investments (h)	2,582	1,385	+86%
-	-	-	ns	Capitalized exploration	-	-	ns
318	207	107	x3	Increase in non-current loans	870	397	x2.2
(28)	(17)	(49)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(177)	(83)	ns
-3	-	(124)	ns	Change in debt from renewable projects (TotalEnergies share)	(3)	(310)	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO NET ACQUISITION AND TO ORGANIC INVESTMENTS: REFINING & CHEMICALS

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
989	310	463	x2.1	Cash flow used in investing activities (a)	1,953	1,177	+66%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
2	(21)	117	-98%	Organic loan repayment from equity affiliates (c)	(31)	104	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
991	289	580	+71%	Net investments (a + b + c + d + e + f = g - i + h)	1,922	1,281	+50%
(11)	(97)	(5)	ns	of which net acquisitions (g-i)	(118)	(38)	ns
1	-	-	ns	Acquisitions (g)	32	15	x2.1
12	97	5	x2.4	Asset sales (i)	150	53	x2.8
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
1,002	386	585	+71%	of which organic investments (h)	2,040	1,319	+55%
-	-	-	ns	Capitalized exploration	-	-	ns
28	13	1	x28	Increase in non-current loans	79	53	+49%
(8)	(9)	(3)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(33)	(35)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO NET ACQUISITION AND TO ORGANIC INVESTMENTS: MARKETING & SERVICES

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
(1,166)	221	465	ns	Cash flow used in investing activities (a)	(859)	964	ns
-	-	(50)	ns	Other transactions with non-controlling interests (b)	-	(50)	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
(1,166)	221	415	ns	Net investments (a + b + c + d + e + f = g - i + h)	(859)	914	ns
(1,668)	(18)	(23)	ns	of which net acquisitions (g-i)	(1,924)	(121)	ns
67	10	14	x4.8	Acquisitions (g)	84	34	x2.5
1,735	28	37	x46.9	Asset sales (i)	2,008	155	x13
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
502	239	438	+15%	of which organic investments (h)	1,065	1,035	+3%
-	-	-	ns	Capitalized exploration	-	-	ns
99	16	15	x6.6	Increase in non-current loans	152	83	+83%
(12)	(19)	(25)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(82)	(87)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW (TOTALENERGIES SHARE)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
16,150	9,496	5,618	x2.9	Cash flow from operating activities (a)	40,679	47,367	-14%
8,377	(582)	(2,247)	ns	(Increase) decrease in working capital (b) *	5,526	2,831	+95%
(724)	764	(895)	ns	Inventory effect (c)	(714)	501	ns
-	43	40	ns	Capital gain from renewable project sales (d)	81	64	+25%
3	(17)	335	-99%	Organic loan repayments from equity affiliates (e)	(2)	1,630	ns
8,500	9,340	9,135	-7%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	35,946	45,729	-21%
(29)	(211)	(226)	ns	Financial charges	(505)	(1,296)	ns
8,529	9,551	9,361	-9%	Debt Adjusted Cash Flow (DACF)	36,451	47,025	-22%

6,139	4,283	3,935	+56%	Organic investments (g)	18,126	11,852	+53%
2,361	5,058	5,200	-55%	Free cash flow after organic investments (f - g)	17,820	33,877	-47%

735	5,091	3,802	-81%	Net investments (h)	16,837	16,303	+3%
7,765	4,249	5,333	+46%	Net cash flow (f - h)	19,109	29,426	-35%

*       Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors’ contracts.

CASH FLOW BY SEGMENT

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Exploration & Production

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
5,708	4,240	4,035	+41%	Cash flow from operating activities (a)	18,531	27,654	-33%
1,018	(925)	(953)	ns	(Increase) decrease in working capital (b)	(595)	1,596	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	22	ns
4,690	5,165	4,988	-6%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	19,126	26,080	-27%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated LNG

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
2,702	872	134	x20.2	Cash flow from operating activities (a)	8,442	9,604	-12%
939	(775)	(2,337)	ns	(Increase) decrease in working capital (b) *	1,151	1,319	-13%
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	1	217	ns	Organic loan repayments from equity affiliates (e)	2	1,499	ns
1,763	1,648	2,688	-34%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	7,293	9,784	-25%

*       Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated Power

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
638	1,936	861	-26%	Cash flow from operating activities (a)	3,573	66	x54.1
(66)	1,466	464	ns	(Increase) decrease in working capital (b) *	1,529	(835)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	43	40	ns	Capital gain from renewable project sales (d)	81	64	27%
1	4	2	-50%	Organic loan repayments from equity affiliates (e)	27	5	x5.4
705	516	439	61%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,152	970	x2.2

*       Changes in working capital are presented excluding the mark-to-market effect of Integrated Power sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Refining & Chemicals

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
4,825	2,060	232	x20.8	Cash flow from operating activities (a)	7,957	8,663	-8%
4,161	(125)	(85)	ns	(Increase) decrease in working capital (b)	2,641	823	x3.2
(507)	546	(711)	ns	Inventory effect (c)	(568)	240	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
2	(21)	117	-98%	Organic loan repayments from equity affiliates (e)	(31)	104	ns
1,173	1,618	1,144	3%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	5,853	7,704	-24%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Marketing & Services

4Q23	3Q23	4Q22	4Q23 vs 4Q22	In millions of dollars	2023	2022	2023 vs 2022
1,759	206	707	x2.5	Cash flow from operating activities (a)	1,957	3,124	-37%
1,457	(599)	354	x4.1	(Increase) decrease in working capital (b)	(215)	498	ns
(217)	218	(184)	ns	Inventory effect (c)	(146)	261	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
519	587	537	-3%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,318	2,365	-2%

GEARING1 RATIO

In millions of dollars	12/31/2023	09/30/2023	12/31/2022
Current borrowings *	7,869	15,193	14,065
Other current financial liabilities	446	415	488
Current financial assets *, **	(6,256)	(6,585)	(8,556)
Net financial assets classified as held for sale *	17	(44)	(38)
Non-current financial debt *	32,722	33,947	36,987
Non-current financial assets *	(1,229)	(1,519)	(1,303)
Cash and cash equivalents	(27,263)	(24,731)	(33,026)
Net debt (a)	6,306	16,676	8,617

Shareholders’ equity - TotalEnergies share	116,753	115,767	111,724
Non-controlling interests	2,700	2,657	2,846
Shareholders' equity (b)	119,453	118,424	114,570

Gearing = a / (a+b)	5.0%	12.3%	7.0%

Leases (c)	8,275	8,277	8,096
Gearing including leases (a+c) / (a+b+c)	10.9%	17.4%	12.7%

*       Excludes leases receivables and leases debts.

**      Including initial margins held as part of the Company's activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)

Twelve months ended December 31, 2023

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company

Adjusted net operating income	10,942	6,200	1,853	4,654	1,458	24,684
Capital employed at 12/31/2022	65,784	33,671	16,225	7,438	7,593	128,811
Capital employed at 12/31/2023	63,870	36,048	21,511	6,043	7,674	132,222
ROACE[1]	16.9%	17.8%	9.8%	69.0%	19.1%	18.9%

PAYOUT2

In millions of dollars	2023	9M22	2022
Dividend paid (parent company shareholders) (a)	7,517	5,648	9,986
Repayment of treasury shares	9,167	6,203	7,711
of which buy-backs (b)	9,000	6,082	7,019
Cash flow from operations excluding working capital (CFFO) (c)	35,946	27,446	45,729

Payout ratio = (a+b) / c	46.0%	42.7%	37.2%

1  Gearing is a non-GAAP financial measure. Refer to the Glossary on page 27 for the definitions and further information on Non-GAAP measures (alternative performance measures).

2  Payout is a non-GAAP financial measure. Refer to the Glossary on page 27 for the definitions and further information on Non-GAAP measures (alternative performance measures).

RECONCILIATION OF CAPITAL EMPLOYED (BALANCE SHEET) AND CALCULATION OF ROACE

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Inter- Company	Company
Adjusted net operating income 4th quarter 2023	2,802	1,456	527	633	306	(178)	-	5,546
Adjusted net operating income 3rd quarter 2023	3,138	1,342	506	1,399	423	80	-	6,888
Adjusted net operating income 2nd quarter 2023	2,349	1,330	450	1,004	449	(248)	-	5,334
Adjusted net operating income 1st quarter 2023	2,653	2,072	370	1,618	280	(77)	-	6,916
Adjusted net operating income ( a )	10,942	6,200	1,853	4,654	1458	(423)	-	24,684

Balance sheet as of December 31, 2023
Property plant and equipment intangible assets net	84,876	24,936	12,526	12,287	6,696	678	-	141,999
Investments & loans in equity affiliates	2,630	13,905	9,202	4,167	553	-	-	30,457
Other non-current assets	3,451	2,720	1,027	677	1,258	141	-	9,274
Inventories, net	1,463	1,784	689	11,582	3,798	1	-	19,317
Accounts receivable, net	6,849	10,183	7,601	20,010	9,024	683	(30,908)	23,442
Other current assets	6,218	9,782	6,963	2,491	3,517	1,817	(9,807)	20,981
Accounts payable	(6,904)	(11,732)	(8,114)	(33,864)	(10,693)	(798)	30,770	(41,335)
Other creditors and accrued liabilities	(9,875)	(11,653)	(6,985)	(6,260)	(5,759)	(6,300)	9,945	(36,887)
Working capital	(2,249)	(1,636)	154	(6,041)	(113)	(4,597)	-	(14,482)
Provisions and other non-current liabilities	(25,152)	(3,877)	(1,790)	(3,706)	(1,267)	854	-	(34,938)
Assets and liabilities classified as held for sale - Capital employed	314	-	392	137	881	-	-	1,724
Capital Employed (Balance sheet)	63,870	36,048	21,511	7,521	8,008	(2,924)	-	134,034
Less inventory valuation effect	-	-	-	(1,478)	(334)	-	-	(1,812)
Capital Employed at replacement cost ( b )	63,870	36,048	21,511	6,043	7,674	(2,924)	-	132,222

Balance sheet as of December 31, 2022
Property plant and equipment intangible assets net	87,833	24,189	6,696	11,525	8,120	669	-	139,032
Investments & loans in equity affiliates	2,138	12,065	8,804	4,431	451	-	-	27,889
Other non-current assets	3,069	3,342	327	570	1,050	130	-	8,488
Inventories, net	1,260	2,312	1,836	12,888	4,640	-	-	22,936
Accounts receivable, net	7,312	11,110	12,515	19,297	8,482	1,407	(35,745)	24,378
Other current assets	6,347	21,344	12,914	2,410	3,787	2,455	(13,187)	36,070
Accounts payable	(6,298)	(11,846)	(14,881)	(30,673)	(12,082)	(1,313)	35,747	(41,346)
Other creditors and accrued liabilities	(11,452)	(24,796)	(10,940)	(7,215)	(5,115)	(5,942)	13,185	(52,275)
Working capital	(2,831)	(1,876)	1,444	(3,293)	(288)	(3,393)	-	(10,237)
Provisions and other non-current liabilities	(24,633)	(4,049)	(1,201)	(3,760)	(1,303)	694	-	(34,252)
Assets and liabilities classified as held for sale - Capital employed	208	-	155	-	-	-	-	363
Capital Employed (Balance sheet)	65,784	33,671	16,225	9,473	8,030	(1,900)	-	131,283
Less inventory valuation effect	-	-	-	(2,035)	(437)	-	-	(2,472)
Capital Employed at replacement cost ( c )	65,784	33,671	16,225	7,438	7,593	(1,900)	-	128,811
	-	-	-	-	-	-	-	-
ROACE as a percentage ( a / average ( b + c ))	16.9%	17.8%	9.8%	69.0%	19.1%			18.9%

GLOSSARY

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector).

Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities(v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements.

Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Net acquisitions is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Acquisitions refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

Net cash flow is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Net Acquisitions (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Net Acquisitions each of which is described in the Glossary.

Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	4th quarter	3rd quarter	4th quarter
(M$) (a)	2023	2023	2022
Sales	59,237	59,017	68,582
Excise taxes	(4,472)	(4,604)	(4,629)
Revenues from sales	54,765	54,413	63,953

Purchases, net of inventory variation	(37,150)	(33,676)	(41,555)
Other operating expenses	(7,166)	(7,562)	(7,354)
Exploration costs	(174)	(245)	(250)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,539)	(3,055)	(2,505)
Other income	2,685	535	584
Other expense	(802)	(928)	(2,828)

Financial interest on debt	(660)	(726)	(719)
Financial income and expense from cash & cash equivalents	439	459	357
Cost of net debt	(221)	(267)	(362)

Other financial income	303	311	266
Other financial expense	(189)	(186)	(150)

Net income (loss) from equity affiliates	(136)	754	(281)

Income taxes	(3,339)	(3,404)	(6,077)
Consolidated net income	5,037	6,690	3,441
TotalEnergies share	5,063	6,676	3,264
Non-controlling interests	(26)	14	177
Earnings per share ($)	2.11	2.74	1.27
Fully-diluted earnings per share ($)	2.09	2.73	1.26

(a)  Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

(M$)	4th quarter	3rd quarter	4th quarter
	2023	2023	2022

Consolidated net income	5,037	6,690	3,441

Other comprehensive income

Actuarial gains and losses	(251)	(1)	387
Change in fair value of investments in equity instruments	(17)	3	(2)
Tax effect	42	(2)	(56)
Currency translation adjustment generated by the parent company	3,025	(1,861)	6,800
Items not potentially reclassifiable to profit and loss	2,799	(1,861)	7,129
Currency translation adjustment	(3,182)	1,204	(3,672)
Cash flow hedge	701	306	(9,669)
Variation of foreign currency basis spread	(16)	(3)	(14)
Share of other comprehensive income of equity affiliates, net amount	(144)	31	842
Other	3	(4)	3
Tax effect	(212)	(46)	2,932
Items potentially reclassifiable to profit and loss	(2,850)	1,488	(9,578)
Total other comprehensive income (net amount)	(51)	(373)	(2,449)

Comprehensive income	4,986	6,317	992
TotalEnergies share	4,995	6,313	792
Non-controlling interests	(9)	4	200

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

	Year	Year
	2023	2022
(M$) (a)	(unaudited)

Sales	237,128	280,999
Excise taxes	(18,183)	(17,689)
Revenues from sales	218,945	263,310
Purchases, net of inventory variation	(143,041)	(169,448)
Other operating expenses	(30,419)	(29,789)
Exploration costs	(573)	(1,299)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,762)	(12,221)
Other income	3,677	2,849
Other expense	(2,396)	(7,344)
Financial interest on debt	(2,820)	(2,386)
Financial income and expense from cash & cash equivalents	1,801	1,143
Cost of net debt	(1,019)	(1,243)
Other financial income	1,285	896
Other financial expense	(731)	(533)
Net income (loss) from equity affiliates	1,845	(1,892)
Income taxes	(13,301)	(22,242)
Consolidated net income	21,510	21,044
TotalEnergies share	21,384	20,526
Non-controlling interests	126	518
Earnings per share ($)	8.72	7.91
Fully-diluted earnings per share ($)	8.67	7.85

(a)  Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

	Year	Year
	2023	2022
(M$)	(unaudited)

Consolidated net income	21,510	21,044
Other comprehensive income
Actuarial gains and losses	(114)	574
Change in fair value of investments in equity instruments	(11)	112
Tax effect	(11)	(96)
Currency translation adjustment generated by the parent company	2,573	(4,976)
Items not potentially reclassifiable to profit and loss	2,437	(4,386)
Currency translation adjustment	(3,277)	1,734
Cash flow hedge	2,898	(5,452)
Variation of foreign currency basis spread	(11)	65
Share of other comprehensive income of equity affiliates, net amount	(208)	3,497
Other	(2)	(16)
Tax effect	(730)	1,449
Items potentially reclassifiable to profit and loss	(1,330)	1,277
Total other comprehensive income (net amount)	1,107	(3,109)

Comprehensive income	22,617	17,935
TotalEnergies share	22,534	17,419
Non-controlling interests	83	516

CONSOLIDATED BALANCE SHEET

TotalEnergies

	December 31,	September 30,	December 31,
	2023	2023	2022
(M$)	(unaudited)	(unaudited)

ASSETS

Non-current assets
Intangible assets, net	33,083	32,911	31,931
Property, plant and equipment, net	108,916	106,721	107,101
Equity affiliates : investments and loans	30,457	30,153	27,889
Other investments	1,543	1,342	1,051
Non-current financial assets	2,395	2,710	2,731
Deferred income taxes	3,418	3,535	5,049
Other non-current assets	4,313	3,991	2,388
Total non-current assets	184,125	181,363	178,140

Current assets
Inventories, net	19,317	22,512	22,936
Accounts receivable, net	23,442	23,598	24,378
Other current assets	20,821	22,252	36,070
Current financial assets	6,585	6,892	8,746
Cash and cash equivalents	27,263	24,731	33,026
Assets classified as held for sale	2,101	8,656	568
Total current assets	99,529	108,641	125,724

Total assets	283,654	290,004	303,864

LIABILITIES & SHAREHOLDERS' EQUITY
Shareholders' equity
Common shares	7,616	7,616	8,163
Paid-in surplus and retained earnings	126,857	123,506	123,951
Currency translation adjustment	(13,701)	(13,461)	(12,836)
Treasury shares	(4,019)	(1,894)	(7,554)
Total shareholders' equity - TotalEnergies share	116,753	115,767	111,724

Non-controlling interests	2,700	2,657	2,846

Total shareholders' equity	119,453	118,424	114,570

Non-current liabilities
Deferred income taxes	11,688	11,633	11,021
Employee benefits	1,993	1,837	1,829
Provisions and other non-current liabilities	21,257	22,657	21,402
Non-current financial debt	40,478	41,022	45,264
Total non-current liabilities	75,416	77,149	79,516

Current liabilities
Accounts payable	41,335	37,268	41,346
Other creditors and accrued liabilities	36,727	37,405	52,275
Current borrowings	9,590	16,876	15,502
Other current financial liabilities	446	415	488
Liabilities directly associated with the assets classified as held for sale	687	2,467	167
Total current liabilities	88,785	94,431	109,778

Total liabilities & shareholders' equity	283,654	290,004	303,864

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	4th quarter	3rd quarter	4th quarter
(M$)	2023	2023	2022

CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	5,037	6,690	3,441
Depreciation, depletion, amortization and impairment	3,815	3,621	2,749
Non-current liabilities, valuation allowances and deferred taxes	(268)	686	(75)
(Gains) losses on disposals of assets	(2,609)	(521)	2,192
Undistributed affiliates' equity earnings	940	(325)	1,506
(Increase) decrease in working capital	8,308	(923)	(3,791)
Other changes, net	927	268	(404)
Cash flow from operating activities	16,150	9,496	5,618
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(5,076)	(3,808)	(4,097)
Acquisitions of subsidiaries, net of cash acquired	(10)	(1,607)	(4)
Investments in equity affiliates and other securities	(1,066)	(482)	(260)
Increase in non-current loans	(683)	(451)	(211)
Total expenditures	(6,835)	(6,348)	(4,572)
Proceeds from disposals of intangible assets and property, plant and equipment	2,776	914	113
Proceeds from disposals of subsidiaries, net of cash sold	3,333	7	160
Proceeds from disposals of non-current investments	-	308	23
Repayment of non-current loans	94	132	595
Total divestments	6,203	1,361	891
Cash flow used in investing activities	(632)	(4,987)	(3,681)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	-	-	-
- Treasury shares	(2,964)	(2,098)	(2,551)
Dividends paid:
- Parent company shareholders	(1,869)	(1,962)	(4,356)
- Non-controlling interests	(17)	(168)	(12)
Net issuance (repayment) of perpetual subordinated notes	-	-	-
Payments on perpetual subordinated notes	(54)	(22)	(51)
Other transactions with non-controlling interests	(16)	(11)	(82)
Net issuance (repayment) of non-current debt	(21)	47	425
Increase (decrease) in current borrowings	(8,458)	(446)	(3,500)
Increase (decrease) in current financial assets and liabilities	360	(182)	3,554
Cash flow from (used in) financing activities	(13,039)	(4,842)	(6,573)
Net increase (decrease) in cash and cash equivalents	2,479	(333)	(4,636)
Effect of exchange rates	53	(508)	1,721
Cash and cash equivalents at the beginning of the period	24,731	25,572	35,941
Cash and cash equivalents at the end of the period	27,263	24,731	33,026

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

	Year	Year
	2023	2022
	(unaudited)
(M$)

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	21,510	21,044
Depreciation, depletion, amortization and impairment	13,818	13,680
Non-current liabilities, valuation allowances and deferred taxes	813	4,594
(Gains) losses on disposals of assets	(3,452)	369
Undistributed affiliates' equity earnings	649	6,057
(Increase) decrease in working capital	6,091	1,191
Other changes, net	1,250	432
Cash flow from operating activities	40,679	47,367

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(17,722)	(15,690)
Acquisitions of subsidiaries, net of cash acquired	(1,772)	(94)
Investments in equity affiliates and other securities	(3,477)	(3,042)
Increase in non-current loans	(1,889)	(976)
Total expenditures	(24,860)	(19,802)
Proceeds from disposals of intangible assets and property, plant and equipment	3,789	540
Proceeds from disposals of subsidiaries, net of cash sold	3,561	835
Proceeds from disposals of non-current investments	490	577
Repayment of non-current loans	566	2,734
Total divestments	8,406	4,686
Cash flow used in investing activities	(16,454)	(15,116)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	383	370
- Treasury shares	(9,167)	(7,711)
Dividends paid:
- Parent company shareholders	(7,517)	(9,986)
- Non-controlling interests	(311)	(536)
Net issuance (repayment) of perpetual subordinated notes	(1,081)	-
Payments on perpetual subordinated notes	(314)	(339)
Other transactions with non-controlling interests	(126)	(49)
Net issuance (repayment) of non-current debt	130	1,108
Increase (decrease) in current borrowings	(14,289)	(6,073)
Increase (decrease) in current financial assets and liabilities	2,562	3,944
Cash flow from (used in) financing activities	(29,730)	(19,272)
Net increase (decrease) in cash and cash equivalents	(5,505)	12,979
Effect of exchange rates	(258)	(1,295)
Cash and cash equivalents at the beginning of the period	33,026	21,342
Cash and cash equivalents at the end of the period	27,263	33,026

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(Unaudited: Year 2023)

	Common shares issued		Paid-in surplus and	Currency	Treasury shares		Shareholders' equity -	Non-	Total
(M$)	Number	Amount	retained earnings	translation adjustment	Number	Amount	TotalEnergies share	controlling interests	shareholders' equity
As of January 1, 2022	2,640,429,329	8,224	117,849	(12,671)	(33,841,104)	(1,666)	111,736	3,263	114,999
Net income 2022	-	-	20,526	-	-	-	20,526	518	21,044
Other comprehensive Income	-	-	(2,933)	(174)	-	-	(3,107)	(2)	(3,109)
Comprehensive Income	-	-	17,593	(174)	-	-	17,419	516	17,935
Dividend	-	-	(9,989)	-	-	-	(9,989)	(536)	(10,525)
Issuance of common shares	9,367,482	26	344	-	-	-	370	-	370
Purchase of treasury shares	-	-	-	-	(140,207,743)	(7,711)	(7,711)	-	(7,711)
Sale of treasury shares (1)	-	-	(318)	-	6,195,654	318	-	-	-
Share-based payments	-	-	229	-	-	-	229	-	229
Share cancellation	(30,665,526)	(87)	(1,418)	-	30,665,526	1,505	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(44)	-	-	-	(44)	-	(44)
Payments on perpetual subordinated notes	-	-	(331)	-	-	-	(331)	-	(331)
Other operations with non-controlling interests	-	-	45	9	-	-	54	37	91
Other items	-	-	(9)	-	-	-	(9)	(434)	(443)
As of December 31, 2022	2,619,131,285	8,163	123,951	(12,836)	(137,187,667)	(7,554)	111,724	2,846	114,570
Net income 2023	-	-	21,384	-	-	-	21,384	126	21,510
Other comprehensive Income	-	-	1,987	(837)	-	-	1,150	(43)	1,107
Comprehensive Income	-	-	23,371	(837)	-	-	22,534	83	22,617
Dividend	-	-	(7,611)	-	-	-	(7,611)	(311)	(7,922)
Issuance of common shares	8,002,155	22	361	-	-	-	383	-	383
Purchase of treasury shares	-	-	-	-	(144,700,577)	(9,167)	(9,167)	-	(9,167)
Sale of treasury shares (1)	-	-	(396)	-	6,463,426	396	-	-	-
Share-based payments	-	-	291	-	-	-	291	-	291
Share cancellation	(214,881,605)	(569)	(11,737)	-	214,881,605	12,306	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,107)	-	-	-	(1,107)	-	(1,107)
Payments on perpetual subordinated notes	-	-	(294)	-	-	-	(294)	-	(294)
Other operations with non-controlling interests	-	-	30	(28)	-	-	2	85	87
Other items	-	-	(2)	-	-	-	(2)	(3)	(5)
As of December 31, 2023	2,412,251,835	7,616	126,857	(13,701)	(60,543,213)	(4,019)	116,753	2,700	119,453

(1)  Treasury shares related to the performance share grants.

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

4th quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,622	3,050	7,350	24,372	22,826	17	-	59,237
Intersegment sales	10,630	3,651	1,276	8,796	157	26	(24,536)	-
Excise taxes	-	-	-	(216)	(4,256)	-	-	(4,472)
Revenues from sales	12,252	6,701	8,626	32,952	18,727	43	(24,536)	54,765
Operating expenses	(5,084)	(5,289)	(7,787)	(32,367)	(18,289)	(210)	24,536	(44,490)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,334)	(440)	(97)	(394)	(236)	(38)	-	(3,539)
Net income (loss) from equity affiliates and other items	(370)	560	(17)	(158)	1,917	(71)	-	1,861
Tax on net operating income	(2,371)	(217)	(156)	76	(718)	91	-	(3,295)
Adjustments (a)	(709)	(141)	42	(524)	1,095	(7)	-	(244)
Adjusted Net operating income	2,802	1,456	527	633	306	(178)	-	5,546
Adjustments (a)								(244)
Net cost of net debt								(265)
Non-controlling interests								26
Net income - TotalEnergies share								5,063

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

4th quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,080	855	1,241	1,011	588	60	-	6,835
Total divestments	4,362	28	32	22	1,754	5	-	6,203
Cash flow from operating activities	5,708	2,702	638	4,825	1,759	518	-	16,150

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,551	2,144	5,183	27,127	23,012	-	-	59,017
Intersegment sales	11,129	2,361	495	10,094	153	59	(24,291)	-
Excise taxes	-	-	-	(210)	(4,394)	-	-	(4,604)
Revenues from sales	12,680	4,505	5,678	37,011	18,771	59	(24,291)	54,413
Operating expenses	(5,347)	(3,038)	(4,811)	(34,598)	(17,749)	(231)	24,291	(41,483)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,976)	(283)	(86)	(483)	(204)	(23)	-	(3,055)
Net income (loss) from equity affiliates and other items	10	358	(8)	61	(16)	81	-	486
Tax on net operating income	(2,437)	(251)	(86)	(502)	(247)	157	-	(3,366)
Adjustments (a)	(208)	(51)	181	90	132	(37)	-	107
Adjusted Net operating income	3,138	1,342	506	1,399	423	80	-	6,888
Adjustments (a)								107
Net cost of net debt								(305)
Non-controlling interests								(14)
Net income - TotalEnergies share								6,676

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,677	734	2,215	424	270	28	-	6,348
Total divestments	699	168	331	114	49	-	-	1,361
Cash flow from operating activities	4,240	872	1,936	2,060	206	182	-	9,496

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

4th quarter 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	2,600	4,628	10,055	26,650	24,637	12	-	68,582
Intersegment sales	12,866	5,783	1,807	11,730	274	63	(32,523)	-
Excise taxes	-	-	-	(199)	(4,430)	-	-	(4,629)
Revenues from sales	15,466	10,411	11,862	38,181	20,481	75	(32,523)	63,953
Operating expenses	(6,173)	(8,361)	(9,836)	(37,107)	(19,939)	(266)	32,523	(49,159)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,343)	(405)	(54)	(393)	(276)	(34)	-	(2,505)
Net income (loss) from equity affiliates and other items	(3,874)	1,150	103	161	(62)	113	-	(2,409)
Tax on net operating income	(4,635)	(269)	(112)	(898)	(113)	22	-	(6,005)
Adjustments (a)	(4,087)	118	1,482	(1,543)	(243)	(65)	-	(4,338)
Adjusted Net operating income	3,528	2,408	481	1,487	334	(25)	-	8,213
Adjustments (a)								(4,338)
Net cost of net debt								(434)
Non-controlling interests								(177)
Net income - TotalEnergies share								3,264

   (a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

4th quarter 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,478	310	640	588	507	49	-	4,572
Total divestments	215	319	186	125	42	4	-	891
Cash flow from operating activities	4,035	134	861	232	707	(351)	-	5,618

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

Year 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	6,561	12,086	27,337	101,203	89,909	32	-	237,128
Intersegment sales	42,595	14,789	4,126	36,581	631	206	(98,928)	-
Excise taxes	-	-	-	(841)	(17,342)	-	-	(18,183)
Revenues from sales	49,156	26,875	31,463	136,943	73,198	238	(98,928)	218,945
Operating expenses	(20,355)	(21,569)	(28,763)	(130,899)	(70,497)	(878)	98,928	(174,033)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,493)	(1,288)	(281)	(1,685)	(905)	(110)	-	(12,762)
Net income (loss) from equity affiliates and other items	(307)	2,194	(345)	(42)	2,208	(28)	-	3,680
Tax on net operating income	(10,095)	(810)	(394)	(938)	(1,246)	271	-	(13,212)
Adjustments (a)	(1,036)	(798)	(173)	(1,275)	1,300	(84)	-	(2,066)
Adjusted Net operating income	10,942	6,200	1,853	4,654	1,458	(423)	-	24,684
Adjustments (a)								(2,066)
Net cost of net debt								(1,108)
Non-controlling interests								(126)
Net income - TotalEnergies share								21,384

  (a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Year 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	12,378	3,410	5,497	2,149	1,273	153	-	24,860
Total divestments	5,118	290	661	196	2,132	9	-	8,406
Cash flow from operating activities	18,531	8,442	3,573	7,957	1,957	219	-	40,679

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

Year 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	9,942	21,300	27,453	121,618	100,661	25	-	280,999
Intersegment sales	55,190	17,075	3,353	45,857	1,433	248	(123,156)	-
Excise taxes	-	-	-	(737)	(16,952)	-	-	(17,689)
Revenues from sales	65,132	38,375	30,806	166,738	85,142	273	(123,156)	263,310
Operating expenses	(24,521)	(29,982)	(29,217)	(156,897)	(81,746)	(1,329)	123,156	(200,536)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,115)	(1,208)	(194)	(1,533)	(1,033)	(138)	-	(12,221)
Net income (loss) from equity affiliates and other items	(9,943)	978	1,788	885	(20)	288	-	(6,024)
Tax on net operating income	(17,445)	(1,574)	(138)	(2,544)	(787)	281	-	(22,207)
Adjustments (a)	(12,371)	(4,580)	2,070	(653)	6	(362)	-	(15,890)
Adjusted Net operating income	17,479	11,169	975	7,302	1,550	(263)	-	38,212
Adjustments (a)								(15,890)
Net cost of net debt								(1,278)
Non-controlling interests								(518)
Net income - TotalEnergies share								20,526

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Year 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	10,646	1,249	5,226	1,391	1,186	104	-	19,802
Total divestments	807	2,301	1,126	214	222	16	-	4,686
Cash flow from operating activities	27,654	9,604	66	8,663	3,124	(1,744)	-	47,367